Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges
and Earnings to Combined Fixed Charges
and Preferred Share Dividends

The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred share dividends for the periods indicated.  The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred share dividends was computed by dividing earnings by our combined fixed charges and preferred share dividends.  For purposes of calculating these ratios, earnings consist of income from continuing operations before minority interest plus fixed charges.  Fixed charges consist of interest charges on all indebtedness, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.  Preferred share dividends consist of dividends on our Series A preferred shares.

	Fiscal Year ended April 30,
	2009		2008		2007		2006		2005
Consolidated ratio of earnings to fixed charges	1.14	x	1.23	x	1.24	x	1.21	x	1.20	x
Consolidated ratio of earnings to combined fixed charges and preferred share dividends	1.10	x	1.19	x	1.19	x	1.16	x	1.14	x

2009 Annual Report